Exhibit (a)(5)(E)

Arch Chemicals, Inc. P.O. Box 5204 501 Merritt 7 Norwalk, CT 06856-5204	Lorraine S. Mercede Director, Compensation & Benefits

Date:	August 12, 2011

To:	All Arch US Employees

From:	Lorraine S. Mercede

Subject:	Lonza Tender Offer - Extension of Deadline

All US Employees previously received a letter dated July 26, 2011  regarding the proposed tender offer (the “Tender Offer”) for Arch Common Stock by Lonza Group, Ltd (“Lonza”) through its subsidiary LG Acquisition Corp.  The purpose of that letter was to explain to employees who hold shares of Arch Common Stock (“Arch Shares”) in  our Contributing Employee Ownership Plan (“CEOP”) the process by which they could tender those shares in the Tender Offer.

This letter is to inform you that Lonza has extended the deadline for shareholders to tender their shares in the Tender Offer to 12:00 Midnight on September 12, 2011 as it awaits regulatory approvals for the transaction.  As a result of this extension, if you wish to tender the Arch Shares held in your account under the CEOP (“CEOP Account”), the date by which you must provide instructions to tender those shares has also been extended.  The terms of the Tender Offer and the process by which you can tender the Arch Shares held in your CEOP Account otherwise remain the same.

If you have already returned your Instruction Form with instructions to tender the shares of Arch Common Stock held in your CEOP Account, you do not need to take any further action as a result of the extension.  If you have not returned the Instruction Form* and you wish to tender the Arch Shares held in your CEOP Account, the new deadline for returning the Instruction Form to BNY Mellon Shareowner Services, the tabulation agent for the Tender Offer, is 11:59 pm New York Time on September 8, 2011 or, if the deadline for the Tender Offer is again extended, by 11:59 pm New York Time on the date that is two (2) business days prior to the new deadline.  If you do not submit on a timely basis your Instruction Form, the CEOP Trustee will treat this as an instruction not to tender the Arch Shares held in your CEOP Account.

Please note that, given the new Tender Offer deadline, no transactions out of the Arch Stock Fund under the CEOP will be permitted during the period beginning 11:59 pm New York Time on September 8, 2011 (or, if the new September deadline is extended, starting on the second business day prior to the new extended deadline) and ending when the cash payment received by the CEOP Trustee for the Arch Shares tendered in the Tender Offer is allocated to the CEOP Accounts of tendering participants.  Transfers into the Arch Stock Fund are not currently permitted.

* If you have lost the Instruction Form that you previously received, you should contact MacKenzie Partners at 212-929-5500 or 800-322-2885.

Important Information

On July 15, 2011, Arch Chemicals filed with the United States Securities and Exchange Commission (“SEC”) a tender offer solicitation/recommendation statement on Schedule 14D-9 regarding the tender offer described herein.  Investors are strongly advised to read the tender offer statement (as updated and amended) filed by Arch Chemicals with the SEC, because it contains important information that investors should consider before tendering their shares.  The tender offer statement and other documents filed by Arch Chemicals with the SEC are available for free at the SEC’s web site at www.sec.gov.  Copies of filings by Arch Chemicals with the SEC may be obtained at the SEC’s web site at www.sec.gov or from Arch Chemicals by directing a request to mefaford@archchemicals.com.